December 9, 2008

VIA EDGAR
Ms. Song Brandon
Attorney-Advisor
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0303

Re:	RADVISION Ltd.
Schedule TO-I
Filed November 25, 2008
File No. 5-58761

Dear Ms. Brandon:

        We are submitting this letter in response to the written comments of the Staff of the Securities and Exchange Commission (the “Staff” and the “Commission”) in a letter addressed to Mr. Boaz Raviv, Chief Executive Officer of RADVISION Ltd. (the “Company”), dated December 4, 2008, with respect to the Company’s Schedule TO-I filed on November 25, 2008. Please be advised that in connection with the accompanying response letter dated December 9, 2008 from our counsel, Steven J. Glusband of Carter Ledyard & Milburn LLP, we acknowledge that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, RADVISION Ltd. By: /s/ Boaz Raviv —————————————— Boaz Raviv Chief Executive Officer

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